

Mail Stop 3030

March 11, 2010

Ms. Judy E. Naus
Chief Financial Officer
Biotel Inc.
1285 Corporate Center Drive, Suite 150
Eagan, Minnesota 55121

      Re: **Biotel Inc.**
              Form 10-K for the fiscal year ended June 30, 2009
              Filed on September 28, 2009
              File No. 000-50914

Dear Ms. Naus:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Brian Cascio
                    Accounting Branch Chief